February 7, 2007
VIA EDGAR AND OVERNIGHT COURIER
Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Adams Respiratory Therapeutics, Inc. Form 10-K for the Fiscal Year Ended June 30, 2006 Form 10-Q for the Period Ended September 30, 2006 File No. 000-51445
     This letter sets forth the responses of Adams Respiratory Therapeutics, Inc. (“Adams” or the “Company”) to the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) letter dated January 26, 2007, with regard to the above-referenced filings.
     In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Comment
1. The changes in balance sheet accounts related to revenue estimates should be provided for all three years for which a statement of operations is provided. In addition, include information on Trade Promotions. Tell us why you aggregate chargebacks and rebates.

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February 7, 2007

Response
While preparing these disclosures, we followed the guidance requiring presentation of rollforwards for balance sheet accounts for the same number of years that the balance sheet is presented. In accordance with Rule 3-01 of Regulation S-X, audited balance sheets are required to be presented in the annual report on Form 10-K as of the end of the two most recent fiscal years. As such, our rollforwards of balance sheet accounts included two years of activity. This treatment was consistent with our initial registration statement filed on Form S-1. Furthermore, we evaluated disclosures made by a number of other companies operating in the pharmaceutical industry, such as Bristol Myers Squibb and Schering-Plough, and concluded that we were consistent in providing disclosures for two years for balance sheet accounts. However, we will provide disclosures for three years in future filings, if required by the Staff. Please note that we include detailed information on Trade Promotions in Schedule II for a period of three years, as required, for allowances against accounts receivable.
We aggregated chargebacks and rebates due to the fact that our management generally considers them to be similar discount programs that are processed in a different manner. Chargebacks represent the difference between our published selling prices per unit and the contractual prices per the government contracts. We estimate chargebacks based on estimated sales by our customers to government agencies that are entitled to a discount and will result in chargebacks directly from our customers. Medicaid rebates are generally provided directly to retail end-customers, processed by third-party companies and recorded based on estimated redemption and utilization rates. Despite the differences in processing these transactions, both of these programs serve to provide our customers with discounts from the established sales prices of our products. In future Form 10-K filings, we will revise the table to split out chargebacks and rebates, if required by the Staff.
Comment
2. Provide to us a more complete explanation, in the form of revised disclosure, for the $2,591 benefit related to sales made during prior periods recognized in fiscal 2006. The amount appears significant to the beginning balance of $4,063. Also, explain why $2,591 is so much greater than the reasonably likely changes of $33 and $320 you disclose on page 49 for chargebacks and rebates, respectively.
Response
Prior to our consumer advertising campaign in November 2004, sales to customers who are eligible for government chargebacks and rebates represented a significant portion of our business. As a result of our advertising campaign, our sales dramatically increased during fiscal 2005. Based on the best information we had at the time, our estimates

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contemplated that the same portion of the business would be to customers eligible for governmental programs. However, after analyzing historical data during fiscal 2006, we learned that the level of sales eligible for government programs remained the same as in prior periods, despite the large increase in total sales (and, therefore, a much smaller percentage of total sales). In our Form 10-K for the fiscal year ended June 30, 2006, on page 48 we have the following disclosure:
“At June 30, 2006, the Company’s chargeback liability did not increase in proportion to the increase in sales activity. We believe that our increase in sales volume has not been attributed to government purchases, but rather has resulted from retail consumer demand, largely driven by our customer advertising campaign. Therefore, our chargebacks have become a lower percentage of our total sales during the year ended June 30, 2006.”
This benefit was also partially attributable to our estimate related to the lag factor, or the timeframe required to process chargebacks. As we acquired more history, we revised the estimate of the time required to process chargebacks and this also contributed to the reduction of the required reserve.
In future filings we will add the following disclosure to this section:
“As a result of this change, the Company recognized a benefit from the reduction of its reserves for sales made during prior periods in the amount of $2.2 million due to the fact that chargebacks were a lower percentage of our total sales and were processed more quickly than originally estimated.”
The amount related to rebates was $365,000, which is not considered material.
Comment
3. More fully explain to us as why the entire purchase price of $122 million was allocated to an indefinite life trademark. Provide us the allocation schedule referred to in the product purchase agreement explaining any differences in the accounting allocation. Tell us each separate asset acquired you identified and the fair value of each. Tell us what rights may transfer after five years, whether any additional consideration will be required and how you would account for the consideration.
Response
In June 2006, we purchased the U.S. trademark of Delsym and the U.S. NDA. In addition, we purchased UCB’s inventory of finished goods at closing, valued at approximately $3 million. We do not own the manufacturing process patent for Delsym. UCB continues to own this patent. In addition, there were no customer related intangible assets purchased, such as customer lists, etc.

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In determining the appropriate accounting treatment for this transaction, we reviewed EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, which states that a “business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.” This product acquisition fails to meet this definition, because we were essentially placing a new product line into our existing business structure.
We did not purchase any employees, patents, systems or processes. The manufacturing patents stayed with the current owner. UCB will continue to manufacture the product from raw materials to finished packaged goods state, and we will take ownership of the inventory at the finished goods state.
We believe the $122 million payment relating to the U.S. Trademark and NDA for Delsym should be considered an intangible asset based on the provisions of SFAS 142, Goodwill and Other Intangible Assets. We performed an extensive analysis, which led us to conclude that the Delsym intangible asset should have indefinite life. The following factors were considered in making this determination:
1.	Delsym is the only FDA approved OTC 12-hour liquid cough suppressant

2.	There are currently no products that are identical to Delsym on the market.

A major differentiator between OTC and Rx products is that when a generic product enters the Rx market, the Rx brand usually loses 80% to 90% of its market share within 6 months. This is the result of the automatic Rx to generic switch provisions in most managed care drug formularies. However, with respect to OTC’s, the OTC brand generally maintains 75% to 80% of its market share in perpetuity, according to Information Resources, Inc., (IRI) data. Classic examples of this are Sudafed, Tylenol, Advil and Listerine. These products have been off-patent for many years, yet still enjoy greater than 75% share of their markets. Private label products in the cough, cold, allergy and sinus markets consistently represent between 20% and 25% of the overall share, according to IRI. Therefore, OTC trademarks are of significantly greater long-term value than Rx brands (assuming Rx not switched to OTC).

3.	The manufacturing process for Delsym is very complicated and hard to replicate.

The product is manufactured via a resin-coating process in which the active ingredient binds to a resin. This process is known as the Pennkinetic Process and, while existing for at least 20 years, the process employs a significant amount of art and know-how, and therefore, no competitor has been able to replicate the process for submission of an ANDA (generic equivalent). Upon purchasing the U.S. Trademark and U.S. NDA of Delsym, we entered into a 6-year (with renewable options) finished goods supply agreement. The agreement also provided for a potential transfer to us of the manufacturing technology after 5

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years. However, the technology transfer is not likely to occur given uncertainty as to whether the unique manufacturing process for this product could be replicated even with the seller’s participation.

4.	The projected cash flows are expected to increase or remain steady for the foreseeable future. We have no basis for establishing a diminishment in value based on the factors described above, such as the increasing market share for Delsym, the fact that there is no existing competition for this product and the difficult manufacturing process associated with its production.

5.	This product has an indeterminate, or indefinite life because there are no reasonable means of calculating or determining a definite life Indefinite life does not always mean “infinite”, but rather “indeterminable” life because there is no way to calculate a determinable life. There are many strong OTC trademarks, such as Tylenol, Excedrin and Advil, which represent well-known brands that are past patent expiration but continue to enjoy strong sales that would fall into this category. Similarly, we believe that the Delsym trademark has an “indeterminate”, or an “indefinite” life.

6.	We expect the market share for Delsym to continue to grow. Upon acquiring this product, we planned to launch a consumer advertising campaign to further strengthen the Delsym brand name against any potential competitors and to increase its market share as a result of gaining additional product awareness. This campaign was initiated in October 2006. As expected, the market share for Delsym has grown as a result of this campaign from approximately 13.6% upon its acquisition to 18.9% for the four week period ended December 31, 2006, according to IRI data.
Because there are no legal, regulatory contractual, economic or other factors that limit the useful life of this asset, the useful life for Delsym was considered to be indefinite and this intangible asset is being tested for impairment at each reporting period.
Comment
4. In disclosure type format, with regard to the license transfer agreement with JMED, tell us how long JMED has to make their election and if the valuation has been completed.
Response
The valuation was completed in December 2006. Once the valuation was completed, JMED had 30 days to make their election. JMED notified us of its intention to convert its royalty interest into unregistered shares of our common stock on December 29, 2006 and

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converted its interest in January 2007. The following disclosure surrounding this transaction will be disclosed in our second quarter 2007 Form 10-Q:
In April 1999, the Company entered into a sublicense agreement with JMED, which provided the Company with an exclusive right to manufacture and market AlleRx™ in exchange for making royalty payments to JMED. Subsequently, the Company granted JMED the right to exchange its on-going royalty interest in the sublicense agreement into shares of the Company’s common stock in the event of a public offering or change of control. In December 2004, the Company entered into an agreement with JMED to assign its AlleRx™ sublicense agreement to Cornerstone, pursuant to which the Company paid JMED $2.0 million in January 2005, which was recorded as an intangible asset. The agreement assigning the AlleRx™ license agreement to Cornerstone retained the provision allowing JMED to value and convert its on-going royalty interest in the AlleRx™ product into unregistered shares of the Company’s common stock in the event of its public offering or change of control. In December 2006, a third-party valuation was completed, and the royalty interest was valued at $4.5 million. Because the appraisal value exceeded the $2.0 million previously paid by the Company, JMED had the right to exchange the excess value of its royalty interest of $2.5 million into 147,058 unregistered shares of the Company’s common stock at the initial public offering price of $17.00.
On December 29, 2006, JMED notified the Company of its intention to convert its royalty interest and the Company recorded a liability of $5.2 million, representing the total market value of the 147,058 shares of its common stock at the $40.81 closing market price of its common stock on the date it received notice from JMED, discounted to reflect the fact that the Company issued unregistered shares to JMED with a minimum holding period of one year. The discount rate was determined using Black-Scholes option pricing model for a put option with a one year holding period. In addition, the intangible asset relating to the AlleRx™ interest was increased by $2.5 million, representing the excess value of the royalty interest per the valuation. Because the $4.5 million appraised value of this intangible asset is below the $7.2 million in total value paid to JMED ($2.0 million in December 2004 and $5.2 million in stock to be issued in January 2007), the Company expensed $2.7 million as of December 31, 2006, representing the appreciation in its common stock from its initial public offering through the date of receiving notice of conversion. This non-cash pre-tax expense will be included in a separate line item titled AlleRx charge in the Company’s statements of income for the three and six months ended December 31, 2006. In January 2007, the Company issued 147,058 unregistered shares of its common stock to JMED and became the recipient of any future royalties earned under the sublicense agreement.
In January 2007, after the issuance of shares to JMED, the Company decided to actively market the royalty interest and has reclassified the royalty asset as held-for-sale.

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February 7, 2007

Comment
5. Please clarify your revenue recognition policy by stating exactly when revenues are recognized, such as when products are shipped or delivered.
Response
We will revise our revenue recognition policy in future filings as follows:
“The Company recognizes product sales when the product is delivered to the customer, when estimated provisions for product returns, rebates, chargebacks and other sales allowance are reasonably determinable and when collectability is reasonably assured. Accruals for these provisions are presented in the financial statements as reductions to sales.”
Comment
6. In a disclosure type format, please tell us whether any of your equity securities are subject to registration rights. If so, describe the rights and how you accounted for them.
Response
We granted our President and Chief Executive Officer, Michael J. Valentino, certain registration rights pursuant to his employment agreement with us dated August 11, 2003. Mr. Valentino has the right to request that we register the common stock issuable upon the exercise of stock options granted to him under his employment agreement. Under his employment agreement, we granted options to Mr. Valentino to purchase 1,366,731 shares of our common stock. In December 2005, we registered 293,986 of those shares.
Prior to our initial public offering in July 2005, we entered into registration rights agreements in connection with private placements of our securities. On August 17, 2006, we filed a registration statement to satisfy our obligation to register the remaining shares of our common stock subject to these registration rights agreements. On September 15, 2006, we filed a prospectus supplement with respect to 3,000,000 of those shares and an additional 450,000 shares sold to cover over-allotments.
We considered the guidance in EITF 00-19-2, “Accounting for Registration Payment Arrangements,” in accounting for these arrangements. However, because the Company is not required to transfer any consideration if the registration statements are not declared effective, we concluded that the Company does not have a contingent liability for these arrangements.

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February 7, 2007

Comment
7. In a disclosure-type format, please clarify for us what the markups under the supply and development agreements with UCB are and how they were determined.
Response
The Company has a standard supply agreement with UCB, which is based on UCB’s manufacturing costs plus a markup. The cost is defined in the agreement as UCB’s cost of manufacturing finished product, which is limited to raw materials, packaging materials, labor time, quality assurance time, and overhead. The markup is considered to be the best estimate of fair value, based on other deals the Company’s management has experienced in the industry. The Company also evaluated the current status of its Cardinal supply agreement using the average of the actual March 2006 contract year and the expected March 2007 contract year markups to arrive at an average markup, which is consistent with the markup percentage used in the agreement with the UCB. The Company believes that the cost plus markup amount is representative of fair value.
The Company also entered in a five-year development agreement with UCB for certain product development projects, including additional product formulations of Delsym. The Company will pay UCB actual development costs plus an established markup percentage. The agreement is also considered to be at fair value as this is the same percentage the Company pays to Cardinal Health for their research and development services.
For competitive reasons, we do not believe that it is appropriate to disclose the specific markup percentages relating to the supply and development agreements with UCB.
Comment
8. In a disclosure-type format, please tell us why you decided to reacquire the manufacturing assets that were sold to Cardinal Health in 2004. In your explanation, discuss whether the reacquisition option was a term in the 2004 sales agreement, if so, at whose option, and how the reacquisition price was to be determined. In addition, please tell us whether the assets reacquired were modified or added to while they were owned by Cardinal or explain the increase in value. Furthermore, please tell us how you accounted for the supply agreement, which appears to have been concurrently entered into, and how its terms were determined.
Response
In April 2004, when the Company had $14 million in annual sales and had limited access to resources, it made a strategic decision to sell the Fort Worth manufacturing assets to Cardinal Health, to enable it to focus its efforts on maximizing the commercial potential of its then newly approved product, Mucinex. The Company considered sales, marketing and advertising as its core competencies and the Mucinex brand has become a category

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leader. Today, with several products on the market and trailing-twelve-month net sales of $330 million as of December 31, 2006, the Company’s business priorities have evolved. Strategically, the Company believes that it is currently of critical importance to have control over the manufacturing of its products and maximum flexibility for making important investments in people, processes and equipment, so that manufacturing becomes another core competency of the Company.
The Company sold the plant operations to Cardinal in April 2004 for $8 million, which included the cost of inventory. In the past two years, Cardinal has added fixed assets to the plant to support the significant growth in the Company’s sales.
Under the original agreement with Cardinal, the Company had the right to repurchase the manufacturing assets by paying a $5 million termination fee and providing Cardinal with 12 months notice. Ultimately, the Company was able to negotiate a waiver of the 12-month notice period in exchange for a larger termination fee. The Company believes that having immediate control of the operations and the ability to make incremental investments in the plant to support its anticipated growth justifies the incremental termination fee. From an accounting standpoint, this transaction was treated as a termination of a contract, not the purchase of a business. Therefore, there was no markup added to the actual cost of the purchased inventory. The plant equipment and fixtures purchased by the Company were recorded at Cardinal’s depreciated net book value. The purchased plant equipment and fixtures included assets the Company originally owned and assets that Cardinal has added to support the growth in the Company’s sales. Since the asset additions were recently acquired by Cardinal, the Company recorded them at their depreciated net book value, which it believes to be is the best indication of their fair value. The Company is depreciating all of the acquired assets over their remaining useful lives.
In addition to the repurchase agreement, the Company entered into two important and strategic supply agreements with Cardinal. These agreements provide the Company with guaranteed levels of capacity in addition to the capacity that the Company now owns in Fort Worth, Texas, and will help the Company ensure that it is able to meet the growing demand for its products. The first agreement is for additional guaifenesin granulation capacity. The Company has entered into a three year “take-or-pay” supply agreement with Cardinal for the granulation of guaifenesin at Cardinal’s Winchester, KY facility. In years 1 and 2, Cardinal will be committed to provide the Company with guaifenesin granulation that is the equivalent of approximately $100 million in annual revenue. This is in addition to what the Company will be able to produce in its own plant in Fort Worth. The Company is obligated to purchase or pay for 80 percent of that committed volume at an agreed upon price per kilogram. Over the course of the three years, the minimum amount that the Company would have to pay Cardinal is just over $6 million. The payments the Company made to Cardinal under this agreement are charged to cost of goods sold when the finished product is sold to customers.
The second agreement is for product packaging and is also for three years. Beginning in fiscal 2007 the Company will make annual Capacity Reservation Payments (CRPs) to Cardinal totaling about $7.5 million in aggregate over the three years. The CRPs essentially

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represent a pre-payment of a portion of the processing fees that Cardinal will charge the Company for use of the committed volume. As the Company takes delivery of the packaged products, Cardinal will reduce their billings to the Company in the amount of prepaid capacity reservation payment. The processing fees are charged to cost of goods sold when the finished product is sold to customers.
Comment
9. Please more fully explain, in the form of revised disclosure, the large increase in accounts receivable in the three months ended September 30, 2006 resulting in 59 days sales in accounts receivable at September 30, 2006 compared to 33 days sales in accounts receivable at June 30, 2006.
Response
Accounts receivable increased as of September 30, 2006 due to the significant increase in sales during the month of September versus the month of June. The 59 days figure is calculated based on sales for the first quarter of fiscal 2007. Utilizing the sales for the months of September 2006 and June 2006, the related sales in accounts receivable figures are 42 days and 35 days, respectively. The seven day increase is primarily due to the fact that we have extended special payment terms for the initial orders for Children’s Mucinex, which was launched in August 2006, to our customers. Our customers generally have thirty-day payment terms. However, when new products are launched, payment terms for initial orders may be extended to sixty days upon our discretion. We will include the following additional language within our revenue recognition policy in future Forms 10-K, if required by the Staff:
“At times, the Company may extend special dating terms for initial orders of new products launched by the Company”.
Comment
10. More fully explain and quantify each of the causes of the changes in estimates resulting in net sales of 94% of gross sales for 2006 as compared to 90% of sales for 2005.
Response
Two and a half percentage points of the increase was due to the lower than expected utilization rate of our trade promotion programs and the remaining difference was primarily due to lower than expected government rebates versus the prior year. The change in the expected utilization rates was primarily attributable to additional historical

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experience following the initial consumer advertising campaign in November 2004. We will incorporate this explanation in our future quarterly and annual filings.
     If you have questions or comments about the matters discussed herein, please do not hesitate to call the undersigned at (908) 879-1415.

Sincerely,
/s/ Rita M. O’Connor
Rita M. O’Connor
Chief Financial Officer

cc:	Michael J. Valentino J. Vaughan Curtis, Esq., Alston & Bird LLP